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                                  Exhibit 12.1
                            Park-Ohio Holdings Corp.
                Computation of Ratio of Earnings to Fixed Charges

                        (In thousands except ratio data)

                                                     1998          1997          1996          1995          1994
                                                     ----          ----          ----          ----          ----
Earnings from continuing
    operations before income taxes                 $22,660       $19,199       $14,753       $12,913       $ 6,652
Fixed Charges                                       20,370        11,495         8,787         7,192         2,370
                                                   -------       -------       -------       -------       -------
Earnings Available for Fixed Charges               $43,030       $30,694       $23,540       $20,105       $ 9,022
                                                   =======       =======       =======       =======       =======

Fixed Charges:
    Interest Component of Rent Expense             $ 2,352       $ 2,232       $ 1,584       $ 1,176       $   783
    Interest Expense                                17,488         9,101         6,947         5,911         1,501
    Amortization of Deferred Financing Costs           530           162           256           105            86
                                                   -------       -------       -------       -------       -------
Total Fixed Charges                                $20,370       $11,495       $ 8,787       $ 7,192       $ 2,370
                                                   =======       =======       =======       =======       =======

Ratio of Earnings to Fixed Charges                     2.1x          2.7x          2.7x          2.8x          3.8x